U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              AMENDED AND RESTATED
                                   FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS


                          Under Section 12(b) or (g) of
                      The Securities Exchange Act of 1934


                           COMPASS ENERGY CORPORATION
                            (f/k/a QCL GROUP, INC.)
                 (Name of small business issuer in its Charter)


           Nevada                                       58-1789436
(State or other jurisdiction of                      (I.R.S. Employer
Incorporation or organization)                       Identification No.)


                           2470 Leone Avenue, Suite E
                          Walnut Grove, Georgia 30052
                    (Address of principal executive offices)


                Issuer's telephone number, including area code:
                                 (706) 340-4668



Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                            Name of each exchange on
to be so registered                            which each class is to be
                                               registered


Securities to be registered pursuant to Section 12(g) of the Act:

                                  COMMON STOCK
                                (Title of Class)

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                           COMPASS ENERGY CORPORATION


PURPOSE OF AMENDED AND RESTATED FORM 10-SB

                                     Part I

Item 1.  Description of Business                                             3

Item 2.  Management's Discussion and Analysis of Financial Condition         8

Item 3.  Description of Property                                             9

Item 4.  Security Ownership of Certain Beneficial Owners                     9
         and Management

Item 5.  Directors and Executive Officers, Promoters and Control            10
         Persons

Item 6.  Executive Compensation                                             11

Item 7.  Certain Relationships and Related Transactions                     11

Item 8.  Description of Securities                                          11

                                    Part II

Item 1.  Market Price and Dividends on the Registrant's Common              12
         Equity and Related Stockholder Matters

Item 2.  Legal Proceedings                                                  13

Item 3.  Changes in and Disagreements with Accountants                      13

Item 4.  Recent Sales of Unregistered Securities                            13

Item 5.  Indemnification of Directors and Officers                          13

                                    Part F/S

                                    Part III

Item 1.  Index to Exhibits                                                  15

Item 2.  Description of Exhibits                                            15

Signatures


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PURPOSE OF AMENDED AND RESTATED FORM 10-SB

     Compass Energy Corporation, formerly known as QCL Group, Inc., a Nevada corporation ("Compass" or the "Company"), filed a Registration Statement on Form 10-SB with the Commission on February 23, 2000. It received comments from the Commission with respect to that filing on April 23, 2000, and did not respond to those comments. Compass became a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended, but it continued to trade on the so-called "Pink Sheets" instead of on the Over-The-Counter Bulletin Board which was the Company's original plan. On July 11, 2001, the Company filed a Certificate of Amendment to its Articles of Incorporation in order to change its name from QCL Group, Inc. to Compass Energy Corporation.

     Since the filing of its original Form 10-SB with the Commission, all of the Company's original businesses have been discontinued or sold and each of its subsidiaries that were reported to be in business in the original Form 10-SB filing have been dissolved, with the exception of Commerce Properties Southern, Inc., a Georgia corporation ("Commerce Properties"), which was incorporated in July 19, 2002. Commerce Properties was formed to hold the real property of any business ventures of Compass, and it currently has no assets. Since January 2003, the Company has entered into two new automobile related businesses through Automotive Group Holdings, Inc., a Georgia corporation ("Automotive"), which was organized on September 9, 2002. These are the used automobile business through the ownership and operation of a used car lot, and the automobile rental business, which are fully described herein. In addition, Automotive has entered into a new agreement to acquire, and plans to continue to acquire, new and used automobile franchises through its subsidiary, Automotive Group Holdings, Inc.

     The Company's business plan is to identify underperforming automobile franchises, acquire them and turn-around their operations through intensive management, provided that financing is available for such acquisitions. Accordingly, the Company hereby amends and restates its Form 10-SB to more accurately reflect its current business plan and anticipated financial condition.

ITEM 1.     DESCRIPTION OF BUSINESS

Historical Development of Business

     The Company was incorporated on October 30, 1986 under the name Recording Sciences, Inc. ("Recording"). Recording was originally formed to seek an acquisition of an audio and/or visual recording business.

     On March 3, 1988, QCL Group, Inc., a privately held Georgia holding corporation, which was then primarily engaged in the development of dry cleaning locations through its Quality Cleaners & Laundry, Inc. subsidiary and soft serve yogurt shops through it Honey Bee Yogurt Shoppes, Inc. subsidiary, was merged into Recording. In connection with this transaction, Recording issued 2,600,000 shares of stock in exchange for 100% of the issued and outstanding shares of QCL Group, Inc. As of the date of the merger, including the shares issued to the shareholders of QCL Group, Inc., there were 4,000,000 shares of Recording issued and outstanding. Recording thereafter changed its corporate name to QCL Group, Inc. ("QCL").

     QCL, from 2000 through 2002, operated out of its headquarters located at 119 Commerce Boulevard, Bogart, Georgia 30622. It functioned as a holding company for six subsidiaries: (i) QCL Communications, Inc., which was a reseller of air time for telecommunication paging services, and which was developing a number of internet "web" sites to take advantage of the growing e-commerce market; (i) OTC Filing.com, Inc., which operated an internet stock and financial information service; (iii) Retail Convenience Stores, Inc., which owned two convenience stores in the Athens, Georgia area; (iv) Petroleum Products
Southern, Inc., a refined fuel hauler; (v) Independent Southern, Inc., which operated two bulk fuel storage facilities in Georgia; and (vi) Southeastern Baking Company, Inc., which operated a commercial bakery in Sarasota, Florida.

     All six of these business have been discontinued and at year end December 31, 2002, QCL had no assets and no revenues from operations. In addition, the subsidiaries have been dissolved. The Company has changed its strategic direction and is pursuing the acquisition of new and used automobile franchises throughout the Southeastern United States. QCL, through its Automotive Group Holdings, Inc. subsidiary, currently has a new acquisitions under contract, which it anticipates will close at the beginning of the year. The details of these transactions, the new business focus of QCL and a description of the industry in which it intends to compete are set forth in this Amended and Restated Registration Form 10-SB.

     The year end audited statement financial statements for QCL for December 31, 2002 and December 31, 2001, as well as the unaudited financial statements for June 30, 2003, are set forth herein in Part F/S, entitled "Financial Statements".
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Automotive Group Holdings, Inc. - Current Business Activities

     Automotive is engaged in the business of selling used vehicles at a used car lot and renting used cars to the public. Its unaudited results of operations for these activities for the ten months ended October 31, 2003, are set forth in the financial statements attached hereto.

Used Vehicle Sales Operations

     Automotive sells a broad variety of makes and models of used cars, vans, and sport utility vehicles. Used vehicle sales typically generate higher gross margins than new vehicle sales due to limited comparability among used vehicles and the somewhat subjective nature of their valuation. Used vehicles are obtained by Automotive through customer trade-ins and at "open" auctions which offer repossessed vehicles and vehicles sold by other dealers. Automotive sells its used vehicles to retail customers and, in the case of vehicles in poor condition or vehicles which remain unsold for a specified period of time, to other dealers or wholesalers. Sales to other dealers or wholesalers are frequently close to or below cost.

Competition

     There are numerous sellers of used vehicles located near Automotive's car lot in Walnut Grove, Georgia. Competition are other local car lots nearby. Automotive sells on average 10 vehicles per month to retail customers. This amounts to approximately $10,000 in gross profits per month. Automotive does not provide purchase financing to customers, who must arrange for it by themselves with third party financing sources, if necessary, or else pay in cash. Automotive's car lot is one of the smaller lots in the Walnut Grove area, and will have to grow significantly before realizing the benefits of economies of scale. These would be derived principally from increased buying power at the auctions.

Car Rental Operations

     In a standard arrangement, the Company rents its used cars to customers at a rate of $40 per day. The Company rents, on average, approximately 10 cars per month, for a rental term of varying duration. Gross profit per month from the car rental operation approximates $1,000 per month.

     For the past several years, the car rental industry has experienced an environment characterized by low price increases that have not kept pace with rising vehicle costs, resulting in significant operating losses for many competitors in the industry. The Company believes that there will be an increase in industry profitability, in part as a consequence of the recent change in ownership of many domestic car rental companies.

Competition

     Competition is intense in the car rental industry, particularly with a large number of national rental chains who offer specials and advertise heavily. However, the Company's target market is not particularly price sensitive and there are few options available to many of its customers. The Company believes that there is not a great deal of competition for rentals of used cars from a small car lot.

     The Company historically has purchased most of its cars used in its car rental operations and expects to continue to do so in the future.

     The Company's car business exposes it to claims for personal injury, death and property damage resulting from the use of cars rented by the Company or sold. The Company self-insures these risks.

     In 2003, the Company's second and third quarters of the year have been the strongest quarters of the year.

Environmental Considerations

     The Company is regulated by federal, state, local and foreign environmental laws and regulations in connection with its operations, including, among other things, with respect to the ownership and operation of tanks for the storage of petroleum products, such as gasoline and motor and waste oils.

     The Company will comply with all environmental laws and regulations, including, among others, those requiring expenditures for the cleanup of any contamination at its property. There can be no assurance that compliance with existing or future environmental legislation and regulations will not require material expenditures by the Company or otherwise have an adverse effect on the Company's operations.

Automotive Group Holdings, Inc. - Recent Acquisition Agreement

     The Company organized Automotive as a wholly owned subsidiary of the Company, through which it has entered into an agreement to acquire a new and used automobile franchise.

     Automotive entered into an Asset Purchase Agreement, dated October 15, 2003 (the "Asset Purchase Agreement"), among Rhino Automotive, LLC d/b/a Upstate Mitsubishi ("Seller") and Automotive Group Holdings, Inc. ("Buyer"). The Asset Purchase Agreement relates to the sale of certain assets and assumption of certain liabilities of Sellers in connection with their operation of a Mitsubishi dealership located at 4135 Clemson Boulevard, Anderson, South Carolina pursuant to a Direct Dealer Agreement with Mitsubishi Motor Company, N.A. A copy of the Upstate Mitsubishi Asset Purchase Agreement is attached as
Exhibit  10  hereto.

     The Upstate Mitsubishi transaction has not closed to date. Pursuant to the Asset Purchase Agreement, Automotive agreed to purchase the Acquired Assets (as defined) owned by the Seller associated with the operation of Upstate Mitsubishi at 4135 Clemson Boulevard, Anderson, South Carolina for a formula amount plus $300,000 in cash. The Closing Date (as defined) was scheduled to occur on or before December 15, 2003, or at such other date as may be mutually agreed upon by the parties. Automotive is currently negotiating with the Seller for an extension of the Closing Date.
4

     Automotive anticipates that Upstate Mitsubishi will have revenues of $700,000 and net income of $10,000 for fiscal 2003, based on its performance last year and its performance year to date.

Industry Background

     Automobile manufacturers distribute their new vehicles through franchised dealerships. The dealerships sell new vehicles and used vehicles to the public, as well as parts, they provide service and repair work, financing for buyers, credit insurance and they sell extended warranty coverage. Automotive dealerships' profits vary widely and depend in part upon the effective management of inventory, marketing, quality control and responsiveness to customers. According to National Automobile Dealer's Association ("NADA") data, in 2002, total franchised dealership gross profits were, on average, $679.5 billion, with an average pre-tax profit of $12.9 billion.

     To reduce the costs of owning a new vehicle automobile manufacturers in recent years have offered favorable short-term lease terms. This has attracted consumers to short-term leases and has resulted in consumers returning to the new vehicle market sooner than if they had purchased a new vehicle with longer-term financing. In addition, this has provided new car dealerships with a continuing source of off-lease vehicles and has also enabled dealerships' parts and service departments to provide repair service under factory warranty for the lease term.

     The automotive dealership industry has been consolidating in recent years. Until the 1960s, automotive dealerships were typically owned and operated by a single individual who controlled a single franchise. However, because of competitive and economic pressures in the 1970s and 1980s, particularly the oil embargo of 1973 and the subsequent loss of market share experienced by United States automobile manufacturers to imported vehicles, many automotive dealerships were forced to close or to sell to better-capitalized dealer groups. Continued competitive and economic pressure faced by automotive dealers and an easing of restrictions imposed by automobile manufacturers on multiple-dealer ownership have led to further consolidation. According to NADA data, the number of franchised dealerships has declined from 36,336 in 1960 to 21,725 at the end of 2002.

     Automotive believes that franchised automobile dealerships will continue to consolidate because the capital required to operate dealerships continues to increase, many dealership owners are approaching retirement age and certain automobile manufacturers want to consolidate their franchised dealerships to strengthen their brand identity.

Operating Strategy

     Automotive's operating strategy is to increase customer satisfaction and loyalty and to increase operating efficiencies. Key elements of Automotive's operating strategy are as follows:

     Focus on Used Vehicle Sales. A key element of Automotive's operating strategy is to focus on the sale of used vehicles. Sales of used vehicles are generally more profitable than sales of new vehicles. Automotive strives to attract customers and enhance buyer satisfaction by offering multiple financing and leasing options and competitive warranty products on every used vehicle it sells. Automotive believes that a well-managed used vehicle operation affords it an opportunity to (i) generate additional customer traffic from a wide variety of prospective buyers, (ii) increase new and used vehicle sales by aggressively pursuing customer trade-ins, (iii) generate incremental revenues from customers financially unable or unwilling to purchase a new vehicle and (iv) increase ancillary product sales to improve overall profitability. To maintain a broad selection of high-quality used vehicles and to meet local demand preferences, Automotive will acquire used vehicles from trade-ins and a variety of sources nationwide, including direct purchases from individuals and fleets, and manufacturers' and independent auctions. Automotive believes that the price at which it will acquire used vehicles is the most significant factor contributing to the profitability of its used vehicle operations. Automotive believes that, because of the large volume of used vehicles that will sell each month and the over 10 years of experience in the used vehicle business of the dealership managers, it will be able to identify quality used vehicles, assess their value and purchase them for a favorable price.
5
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     Emphasize  Sales of Higher Margin Products and Services. Automotive intends to generate substantial incremental revenue and achieve increased profitability through the sale of certain ancillary products and services such as financing, extended service contracts and vehicle maintenance. Automotive will provide its employees with special training and compensate them, in part, with commissions based on their sales of such products and services. Automotive believes that these ancillary products and services enhance the value of purchased or leased vehicles and increase customer satisfaction.

     Provide a Broad Range of Products and Services. Automotive plans to offer a broad range of products and services, including a wide range of new and used cars and light trucks, vehicle financing, replacement parts and service. At its proposed location, Automotive will offer one make of new vehicle, Mitsubishi. In addition, Automotive will sell a wide variety of used vehicles at a wide range of prices. Automotive believes that offering numerous makes and models of vehicles, both new and used, appeals to a wide variety of customers, minimizes dependence on any one automobile manufacturer and reduces its exposure to supply problems and product cycles.

     Operate Multiple Dealerships. Automotive intends to achieve economies of scale in advertising, inventory management, management information systems and corporate overhead through its operation of multiple dealerships and centralized corporate functions.

     Employ Professional Management Techniques. Automotive intends to employ professional management techniques in all aspects of its operations, including information technology, employee training, profit-based compensation and cash management. Automotive's proposed dealership location, its used vehicle operations, and its service and parts operations will be managed by a trained and experienced general manager who is primarily responsible for decisions relating to inventory, advertising, pricing and personnel. Automotive will compensate its general managers based, in part, on the profitability of the operations they control rather than on sales volume. Automotive's senior management will meet weekly with its general managers and utilize computer-based management information systems to monitor each dealership's sales, profitability and inventory on a daily basis and to identify areas requiring improvement. Automotive believes that the application of its professional management techniques will provide it with a competitive advantage over other dealerships and dealership groups and enable it to increase its profitability.

Growth Strategy

     Automotive intends to expand its business by acquiring additional dealerships and improving their performance and profitability by implementing its operating strategy. As part of its growth strategy, Automotive intends to focus its efforts on dealerships or dealer groups that, among other criteria, possess either the sole franchise of a major automobile manufacturer or a significant share of new vehicle sales in each targeted market and that it believes are underperforming. In evaluating potential acquisition candidates, Automotive will also consider the dealership's or dealer group's profitability, customer base, reputation with customers, strength of management and location (e.g., along a major thoroughfare or interstate highway), and the possibility that Automotive will be able to acquire additional franchises in that market to achieve larger market share. Automotive's financing of such acquisitions may involve spending cash, incurring debt or issuing equity securities of Compass, which could have a dilative effect on the then outstanding capital stock of Compass.
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     Upon  completing  an  acquisition,  Automotive  intends  to  implement  its operating strategy, which includes selling more new and used vehicles, increasing finance revenues, enhancing employee training, lowering purchasing costs for used car inventories, supplies and outside vendor expenses. Automotive also intends to install its management information system in acquired dealerships as soon as possible after the acquisition, which will allow Automotive's senior management to carefully monitor each aspect of the dealership's operations and performance. Whenever possible, Automotive intends to implement its strategies and operation procedures prior to the closing of an acquisition to enable it to accelerate the implementation of its operating strategy after closing. See "Operating Strategy."

     Automotive believes that its management team will be successful in evaluating potential acquisition candidates, determining whether a particular dealership can be successfully integrated into Automotive's existing operations and implementing its operating strategy to improve their performance and profitability following the acquisition. Automotive believes that an increasing number of acquisition opportunities will become available to it.

Relationships with Manufacturers

     Automotive's dealership will operate under a franchise or dealer agreement which governs the relationship between the dealership and the relevant manufacturer. In general, each dealer agreement specifies the location of the dealership for the sale of vehicles and for the performance of certain approved services in the specified market area. The designation of such areas, the allocation of such areas and the allocation of new vehicles among dealerships is discretionary with the relevant manufacturer. Dealer agreements do not generally provide a dealer with an exclusive franchise in the designated market area. A dealer agreement generally requires that a dealer meet specified standards regarding showrooms, the facilities and equipment for servicing vehicles, the maintenance of inventories, the maintenance of minimum net working capital, personnel training and other aspects of the dealer's business. The dealer agreement also gives the relevant manufacturer the right to approve the dealer's general manager and any material change in management or ownership of the dealership. The dealer agreement provides the relevant manufacturer with the right to terminate the dealer agreement under certain circumstances, such as (i) a change in control of the dealership without the consent of the relevant manufacturer, (ii) the impairment of the financial condition or reputation of the dealership, (iii) the death, removal or withdrawal of the dealership's general manager, (iii) the conviction of the dealership or the dealership's general manager of certain crimes, (iv) the dealer's failure to adequately operate the dealership or to maintain wholesale financing arrangements, (v) the bankruptcy or insolvency of the dealership or (vi) the dealer's or dealership's material breach of other provisions of the dealer agreement. Many of the dealership agreements require the consent of the relevant manufacturer to the dealer's acquisition of additional dealerships.

     Georgia law, and many other states' laws, limits manufacturers' control over dealerships. In addition to various other restrictions imposed upon manufacturers, Georgia law provides that notwithstanding the terms of the dealer agreement with the relevant manufacturer, the manufacturer may not (i) except in certain limited instances, terminate or refuse to renew a dealership agreement except for due cause and with prior written notice, (ii) attempt to prevent a change in the dealer's capital structure or the means by which the dealer finances dealership operations or (iii) unreasonably withhold its consent to a dealer's transfer of its interest in the dealership or fail to give notice to the dealer detailing its reasons for not consenting.

     Automotive has solicited the consents of Mitsubishi to the acquisition of the dealerships pursuant to the Asset Purchase Agreement described above. To date, Automotive is awaiting the consent of Mitsubishi, with respect to the Mitsubishi dealership.
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

Competition

     The market for new and used vehicle sales in the Anderson, SC area is very competitive. Some competing dealerships offer other manufacturer's vehicles. Some competing new vehicle dealers are local, single-franchise dealerships, while others are multi-franchise dealership groups. In the sale of used vehicles, Automotive will compete with other used vehicle dealerships and with new vehicle dealerships which also sell used cars that operate in the relevant markets. In addition, Automotive will compete with used car "superstores" that have inventories that are larger and more varied than Automotive's.

     Automotive believes that the principal competitive factors in vehicle sales are the marketing campaigns conducted by automobile manufacturers, the ability of dealership to offer a wide selection of popular vehicles, pricing (including manufacturers' rebates and other special offers), the location of dealership, the quality of customer service, warranties and customer preference for particular makes of vehicles. Automotive believes that its dealership will be competitive in all of these areas.

Governmental Regulation

     Automobile dealers and manufacturers are subject to various Federal and state laws established to protect consumers, including the so-called "Lemon Laws" which require a dealer or manufacturer to replace a new vehicle or accept it for a full refund within a specified period of time, generally one year, after the initial purchase if the vehicle does not conform to the manufacturer's express warranties and the dealer or manufacturer, after a reasonable number of attempts, is unable to correct or repair the defect. Federal laws require that certain written disclosures be provided on new vehicles, including mileage and pricing information. In addition, Automotive's financing activities will be subject to certain statutes governing credit reporting and debt collection.

     As with automobile dealerships generally, and parts and service operations in particular, Automotive's business will involve the use, handling and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, Freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. Accordingly, Automotive is subject to Federal, state and local environmental laws governing health, environmental quality, and remediation of contamination at facilities it operates or to which it sends hazardous or toxic substances or wastes for treatment, recycling or disposal. Automotive believes that it will be in material compliance with all environmental laws and that such compliance will not have a material adverse effect on its business, financial condition or results of operations.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion of the operations, financial condition, liquidity and capital resources of the Company should be read in conjunction with the Company's audited Financial Statements and related notes thereto.

Overview

     The  Company

     The Company is a holding company whose primary purpose is to acquire and operate new and used retail automotive franchises. It has limited current business activities. The Company plans to grow and with adequate financing intends to become a large-volume regional retailer of new and used vehicles.

     The Company was incorporated in 1986. Its first full year of operations was 1988. This was a year of growth which resulted from its acquisition of several companies. Presently, the operations of these companies have been discontinued and the company is solely engaged in the businesses of used vehicles sales and car rentals. In addition, it is pursuing the acquisition of new and used automobile franchises. The Company changed its name from QCL Group, Inc. to Compass Energy Corporation on July 11, 2001.
8

     Automotive  is  the  automotive  operating  subsidiary  of  the  Company.

     If Automotive closes on the purchase of the Upstate Mitsubishi dealership which it has under contract, it will offer a broad range of products and services. In addition to the sale of new and used cars and light trucks, Automotive will provide vehicle financing, insurance, replacement parts and service at each of its dealerships.

FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED WITH FISCAL YEAR ENDED DECEMBER 31, 2001.

     Revenues. Revenues for the fiscal year ended December 31, 2002 decreased $887,660 or 75%, from fiscal 2001. During fiscal 2002, the Company had discontinued operations which caused the decrease in revenues.

     Expenses. Expenses for fiscal 2002 decreased $333,929 or 69%, from fiscal 2001. These expenses as a percentage of total revenues were 51% in 2002 compared to 41% in 2001. The expenses have decreased with the cost cuts and discontinued operations.

     Net Losses. Net loss for fiscal 2002 decreased $290,831 or 69%, from fiscal 2001. Net loss decreased with the cost cuts and discontinued operations.

     LIQUIDITY AND CAPITAL RESOURCES. Cash on hand for the Company at year end 2002 was $114 and at year end 2001 was $3,173. The decrease in cash was attributable to a net loss from operations in 2002 less the effects of non-cash charges for common stock issued for services received and an increase in accounts payable and accrued expenses. The Company operates on a tight cash flow and would benefit from an influx of capital.

Employees

     Currently, the only employees of the Company are Peter Iodice, who is Chairman and President, and his wife, Rebecca Sue Iodice, who is Secretary. Upon closing on the purchase of the two dealerships that are under contract, the Company will have approximately twenty-five employees at each dealership location.

ITEM 3.     DESCRIPTION OF PROPERTY

     The Company has one lease agreement for real property which it occupies as office space located at 2470 Leone Avenue, Suite E, Walnut Grove, Georgia 30052. The rent under the lease is $600 per month, and it expires on December 31, 2003. The lease is renewable for 2004 under the same terms and conditions.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The  following  table  sets  forth the name and address of each officer and director of the Company and each person who owns beneficially more than five percent of the Common Stock of the Company, and the number of shares owned by each such person and by all officers and directors as a group:
9



Name and Address of          Amount and Nature             %
Beneficial Owner               of Ownership              Class
---------------------------------------------------------------

Peter Iodice (1)                52,375,000               28.0%
                                  Direct

Rebecca Sue Iodice(1)           15,172,400                8.1%
                                  Direct

B & E Holdings, Inc. (2)        44,375,000               23.8%
                                  Direct

All directors and               67,547,400               36.2%
officers as a group               Direct
(Mr. and Mrs. Iodice only)

Total Outstanding              186,755,240              100.0%


Notes to the table:

(1)  Peter  Iodice  and  Rebecca  Sue  Iodice  are  husband  and  wife.

(2) Peter Lybrand is an owner, along with his wife, of B&E Holdings, Inc. He was formerly involved in the implementation of the business plan of OTC Filing.com, a subsidiary of the Company. Mr. Lybrand, who was formerly known as Peter Tosto, legally adopted his wife's name on his marriage in May, 1997. Mr. Lybrand was convicted in 1990 in the United States District Court for the Eastern District of New York of conspiracy to commit securities fraud in violation of 18 U.S.C. Section 371. Mr. Lybrand received a sentence of three years probation. On May 14, 1998, Mr. Lybrand entered a plea of guilty to a criminal information in the United States District Court for the Southern District of New York charging securities fraud in violation of 15 U.S.C. Section 78j(b) and 78ff in connection with an alleged fraudulent scheme involving the sale of securities in 1993 and 1994. In connection with the same conduct as resulted in the 1998 plea of guilty, Mr. Lybrand, without admitting or denying liability, entered into a consent injunction in an Administrative Action commenced by the Securities and Exchange Commission whereby he agreed to cease and desist from any future violations of Section 17(a) of the Securities Act of 1933 and
     Section 10(b) of the Securities and Exchange Act of 1934, and agreed to pay a fine of $1,100,241.92. Mr. Lybrand also consented, without admitting or denying liability, to the entry of a permanent injunction against future violations of Sections 5 and 17(a) of the Securities Act of 1933 and Sections 10(b) and 15 (a) of the Securities and Exchange Act of 1934 in an action known as Securities and Exchange Commission v. Balance For Life, No. 95-D-2471 (D. Colo.) arising from the sale of unregistered stock in 1991-1992. Mr. Tosto also consented to the entry of a fine of $71,791.99.

ITEM 5.     DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The officers and directors of the Company are as follows:



Name                            Age              Position
----                            ---              --------

Peter Iodice                    53               Chairman and President
Rebecca Sue Iodice              52               Secretary



     Peter Iodice has been the Chairman and President since 1988. Prior thereto, Mr. Iodice was President of QCL Group, Inc., the Georgia company that was merged into Recording to form the Company. Mr. Iodice has extensive experience in the commercial fuel oil and convenience store businesses. Mr. Iodice is responsible for all aspects of the Company's business development.

     Rebecca Sue Iodice, who is the wife of Peter Iodice, has been secretary of the Company since 1988. Ms. Iodice does not play a day to day role in its management. Ms. Iodice had previously served as a director of the Company until 1998.

Promoters and Control Persons

     Mr. Iodice may be considered a control person of the Company within the meaning of the rules promulgated under the Securities Act of 1933, as amended, by virtue of his share ownership and positions of Chairman and President of the Company. There are no promoters involved with the Company.

ITEM 6.     EXECUTIVE COMPENSATION

     For the last three fiscal years, Peter Iodice, the Company's Chairman and President, received $60,000 in cash compensation. Other than Mr. Iodice, no salaries in excess of $50,000 have been paid to any executive officer or director of the Company within the past three years.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no transactions with management.

ITEM 8.     DESCRIPTION OF SECURITIES

     The Company is authorized to issue 200,000,000 shares of common stock, $.001 par value of which 186,755,240 shares are issued and outstanding. The holders of shares of common stock have one vote per share. None of the shares have preemptive or cumulative voting rights, have any rights of redemption or are liable for assessments or further calls. None of the shares will have any conversion rights. The holders of common stock are entitled to dividends, when and as declared by the Board of Directors from funds legally available therefore and upon liquidations of the Company to share pro rata in any distribution to shareholders.

     Western States Transfer and Registrar, Inc., 4625 South 2300 East, Suite 207, Salt Lake City, Utah 84117, is the transfer agent and registrar for the Company's common stock.

Shares Eligible for Future Sale

     The Company has 186,755,240 shares of Common Stock outstanding but of these shares, only 33,941,040 shares are freely tradable. All of the remaining shares of Common Stock are "restricted securities" and in the future, may be sold only in compliance with Rule 144 or in an exempt transaction under the Securities Act of 1933 (the "Act"), unless registered under the Act (the "restricted shares"). Peter Iodice and Rebecca Sue Iodice own collectively 67,547,000 restricted shares, and B&E Holdings, Inc. owns 44,375,000 restricted shares. All of these shares, totaling 111,922,000, may presently be sold pursuant to the requirements of Rule 144 in such amount as may be permitted.

     In general, under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, a person, including an affiliate of the
Company (or persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least one year is entitled to sell within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on a national quotation system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.
11

                                    Part II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's securities trade in the over-the-counter market "pink sheets". The Company's trading symbol is "CECP". On November 13, 2003, the highest bid was $.005 and the highest ask was $.009. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The following sets forth the high and low range of closing prices for the quarterly periods indicated as reported by the National Quotation Bureau:


             Closing                             Closing
              High   Low                          High  Low
               ($)   ($)                          ($)   ($)

2001: 1st Qtr. 0.05  0.01          2003: 1st Qtr. 0.00  0.00
      2nd Qtr. 0.08  0.005               2nd Qtr. 0.00  0.00
      3rd Qtr. 0.05  0.005               3rd Qtr. 0.00  0.00
      4th Qtr. 0.05  0.01                4th Qtr. 0.01  0.00
                                   through 11/12/03)
2002: 1st Qtr. 0.03  0.02
      2nd Qtr. 0.02  0.00
      3rd Qtr. 0.00  0.00
      4th Qtr. 0.00  0.00



(1)  Information  Bid  information  not  available.

     The Company intends to promptly identify a market maker and to work with it to submit an SEC 15c-2(11) application to the NASD to be approved for trading on the OTC Bulletin Board.

Holders

     As of November 13, 2003, the number of holders of record of shares of common stock, excluding the number of beneficial owners whose securities are held in street name was approximately 132.

Dividend Policy

     The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business. Thereafter, declaration of dividends will be determined by the Board of Directors in light of conditions then existing, including without limitation the Company's financial condition, capital requirements and business condition.
12

ITEM 2.     LEGAL PROCEEDINGS

     There are no legal proceedings involving the Company.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

     There have been no unregistered sales of the Company's securities within the past three years.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 78.751 of the Nevada General Corporation Law, as amended, a director, officer, employee or agent of a Nevada corporation may be entitled to indemnification by the corporation under certain circumstances against expenses, judgments, fines and amounts paid in settlement of claims brought against them by a third person or by or in right of the corporation.

     The Company is obligated under its Articles of Incorporation to indemnify any of its present or former directors who served at the Company's request as a director, officer or member of another organization against expenses, judgments, fines and amounts paid in settlement of claims brought against them by a third person or by or in right of the corporation if such director acted in good faith or in a manner such director reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, if such director had no reason to believe his or her conduct was unlawful. However with respect to any action by or in the right of the Company, the Articles of Incorporation prohibit indemnification in respect of any claim, issue or matter as to which such director is adjudged liable for negligence or misconduct in the performance of his or her duties to the Company, unless otherwise ordered by the relevant court. The Company's Articles of Incorporation also permit it to indemnify other persons except against gross negligence or willful misconduct.

     The Company is obligated under its by-laws to indemnify its directors, officer and other persons who have acted as a representatives of the Company at its request to the fullest extent permitted by applicable law as in effect from time to time, except for costs, expenses or payments in relation to any matter as to which such officer, director or representative is finally adjudged derelict in the performance of his or her duties, unless the Company has received an opinion from independent counsel that such person was not so derelict.

     In addition, pursuant to indemnification agreements that the Company has entered into with each of its director, the Company has agreed to indemnify its director to the fullest extent permitted by applicable corporate law and its Articles of Incorporation. The indemnification agreements also provide that, upon the request of a director and provided that director undertakes to repay amounts that turn out not to be reimbursable, that director is entitled to reimbursement of litigation expenses in advance of the final disposition of the legal proceeding.

     The Nevada General Corporation Law, as amended, also permits a corporation to limit the personal liability of its officers and directors for monetary damages resulting from a breach of their fiduciary duty to the corporation and its stockholders. The Company's Articles of Incorporation limit director liability to the maximum extent permitted by The Nevada General Corporation Law, which presently permits limitation of director liability except (i) for a director's acts or omissions that involve intentional misconduct, fraud or a knowing violation of law and (ii) for a director's willful or grossly negligent violation of a Nevada statutory provision that imposes personal liability on directors for improper distributions to stockholders. As a result of the inclusion in the Company's Articles of Incorporation of this provision, the Company's stockholders may be unable to recover monetary damages against directors as a result of their breach of their fiduciary duty to the Company and its stockholders. This provision does not, however, affect the availability of equitable remedies, such as injunctions or rescission based upon a breach of fiduciary duty by a director.

     The Company does not maintain any liability insurance for the benefit of its officers or directors and has no present plans to obtain such insurance. 13

                                    Part F/S

                        FINANCIAL SCHEDULES AND EXHIBITS

            There are filed as part of this Form 10-SB the following:

Financial Statements. The financial statements filed as part of this Form 10-SB are indexed below and are included at page F-1.

    Unaudited Financial Statements for the Ten Months ended
    October 31, 2003.                                         F-1 - F-3

    Independent Auditors' Report                                    F-4

    Balance Sheet as at December 31, 2002 (audited)                 F-5

    Statement of Operations for the year
    ended December 31, 2001 and 2002 (audited)                      F-6

    Statement of Stockholders' Equity for the year
    ended December 31, 2002 (audited)                               F-7

    Statements of Cash Flow for the years
    ended December 31, 2001 and 2002 (audited)                      F-8

    Notes to Financial Statements                            F-9 - F-16


                           COMPASS ENERGY CORPORATION
                                  BALANCE SHEET
                              AT OCTOBER 31, 2003
======================================================================

                       ASSETS
                       ------

CURRENT ASSETS
--------------
   Cash                                                      $   7,989
   Inventory (used vehicles)                                    39,500
                                                             ---------
      TOTAL CURRENT ASSETS                                      47,489

      TOTAL ASSETS                                           $  47,489
                                                             =========

                       LIABILITIES AND STOCKHOLDERS' DEFICIT
                       -------------------------------------

CURRENT LIABILITIES
-------------------
   Accounts payable and accrued expenses                     $ 156,893
                                                             ---------
      TOTAL CURRENT LIABILITIES                                156,893
                                                             ---------

STOCKHOLDERS' DEFICIT
---------------------
   Common stock (200,000,000 shares authorized, 186,755,240
     shares issued  and outstanding, par value $.001)          186,755
   Preferred stock (1,000,000 shares authorized, none
     shares issued  and outstanding, par value $.001)                -
   Additional paid-in capital                                  218,439
   Retained deficit                                           (514,598)
                                                             ---------
      TOTAL STOCKHOLDERS' DEFICIT                             (109,404)
                                                             ---------

      TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT            $  47,489
                                                             =========



                           COMPASS ENERGY CORPORATION
                            STATEMENT OF OPERATIONS
                    FOR THE TEN MONTHS ENDED OCTOBER 31, 2003
========================================================================


                                                                 2003
                                                              ----------
REVENUES AND RELATED COSTS
--------------------------
   Revenues                                                   $  182,690
   Cost of sales                                                (146,163)
                                                              ----------
      GROSS PROFIT                                                36,527
                                                              ----------

EXPENSES:
---------
   Selling, general and administrative                        $   29,562
                                                              ----------

      TOTAL EXPENSES                                              29,562
                                                              ----------

      NET INCOME                                              $    6,965
                                                              ==========


Basic and fully diluted income per share from
   discontinued operations                                    $       **
                                                              ==========

   Weighted average shares outstanding                       186,755,240
                                                              ==========



** Less than $.01





                           COMPASS ENERGY CORPORATION
                            STATEMENT OF CASH FLOWS
                    FOR THE TEN MONTHS ENDED OCTOBER 31, 2003
========================================================================

                                                                 2003
                                                              ----------

CASH FLOWS FROM OPERATING ACTIVITIES:
-------------------------------------
   Net income                                                 $    6,965
   Adjustments to reconcile net income to net
     cash used in operating activities:
   Increase in operating liabilities:
   Inventory                                                     (39,500)
   Accounts payable and accrued expenses
                                                                  57,213
                                                              ----------
      NET CASH PROVIDED BY OPERATING ACTIVITIES
                                                                  24,678
                                                              ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
-------------------------------------
   Outstanding checks in excess of bank balance
                                                                 (16,803)
                                                              ----------
      NET CASH (USED IN) FINANCING ACTIVITIES
                                                                 (16,803)
                                                              ----------

      NET INCREASE IN CASH AND CASH EQUIVALENTS
                                                                   7,875
                                                              ----------

CASH AND CASH EQUIVALENTS:
--------------------------
      Beginning of period                                            114
                                                              ----------
      End of period                                           $    7,989
                                                              ==========






To the Board of Directors and Stockholders:
Compass Energy Corporation
2470 Leone Avenue, Suite #E
Walnut Grove, Georgia 30052

We have audited the accompanying balance sheet of Compass Energy Corporation (a Georgia corporation) as of December 31, 2002 and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Compass Energy Corporation as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses and has yet to generate an internal positive cash flow that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

August 8, 2003


                           COMPASS ENERGY CORPORATION
                                  BALANCE SHEET
                              AT DECEMBER 31, 2002
========================================================================

                       ASSETS
                       ------

CURRENT ASSETS
--------------
   Cash                                                       $      114
                                                              ----------
      TOTAL CURRENT ASSETS                                           114

      TOTAL ASSETS                                            $      114
                                                              ==========

                       LIABILITIES AND STOCKHOLDERS' DEFICIT
                       -------------------------------------

CURRENT LIABILITIES
-------------------
   Accounts payable and accrued expenses                      $  116,483
   Outstanding checks in excess of bank balance                   16,803
                                                              ----------
      TOTAL CURRENT LIABILITIES                                  116,483
                                                              ----------

STOCKHOLDERS' DEFICIT
---------------------
   Common stock (200,000,000 shares authorized, 186,755,240
     shares issued  and outstanding, par value $.001)            186,755
   Preferred stock (1,000,000 shares authorized, none
     shares issued  and outstanding, par value $.001)                  -
   Additional paid-in capital                                    218,439
   Retained deficit                                             (521,563)
                                                              ----------
      TOTAL STOCKHOLDERS' DEFICIT                               (116,369)
                                                              ----------

      TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT             $      114
                                                              ==========



         See notes to audited financial statements and auditors' report


                                      F-5



                           COMPASS ENERGY CORPORATION
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
========================================================================

                                              2002               2001
                                           ----------         ----------
REVENUES AND RELATED COSTS
--------------------------
   Revenues from discontinued operations   $  287,991         $1,175,651
   Cost of sales from discontinued
     Operations                              (271,647)        (1,093,638)
                                           ----------         ----------
      GROSS PROFIT                             16,344             82,013
                                           ----------         ----------

EXPENSES:
---------
   Bank charges                            $    1,050         $    5,026
   Contract labor and consulting               93,372            309,363
   Dues and subscriptions                         240              1,960
   Insurance                                    2,324             13,451
   Licenses and taxes                             414              3,346
   Miscellaneous                                  100                  -
   Office expense                               1,087              5,473
   Professional fees                            1,250             24,397
   Rent                                         8,126              3,115
   Repairs and maintenance                     30,436             57,968
   Travel and entertainment                     6,296             32,377
   Utilities                                    2,261             13,164
   Vehicle expense                              1,408             12,653
                                           ----------         ----------
      TOTAL EXPENSES FROM DISCONTINUED
        OPERATIONS                            148,364            482,293
                                           ----------         ----------

      OPERATING (LOSS)                       (132,020)          (400,280)
                                           ----------         ----------

OTHER (EXPENSE):
----------------
   Interest expense                               (98)           (22,669)
                                           ----------         ----------
                                                  (98)           (22,669)
                                           ----------         ----------

      NET LOSS FROM DISCONTINUED
        OPERATIONS                         $ (132,118)        $ (422,949)
                                           ==========         ==========


  Basic and fully diluted loss per
   share from discontinued operations      $       **         $       **
                                           ==========         ==========

  Weighted average shares outstanding     180,888,573        175,696,907
                                           ==========         ==========

** Less than $.01


         See notes to audited financial statements and auditors' report


                                      F-6



                             COMPASS ENERGY CORPORATION
                         STATEMENT OF STOCKHOLDERS' DEFICIT
                   FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
======================================================================================


                                     Common         Common       Paid in     Retained
                                     Stock          Shares       Capital     Deficit
                                   ----------     -----------    --------    ---------

   Balances, January
     1, 2001                       $  161,755     161,755,240    $ 48,439    $  33,504

   Common stock issued
     for services received             14,000      14,000,000     126,000            -

   Net loss from discontinued
     operations for year                    -               -           -     (422,949)

   Balances, December
     31, 2001                      $  175,755     175,755,240    $174,439    $(389,445)

   Common stock issued
     for services received             11,000      11,000,000      44,000            -

   Net loss from discontinued
     operations for year                    -               -           -     (132,118)
                                   ----------     -----------    --------    ---------

   Balances, December 31, 2002     $  186,755     186,755,240    $218,439    $(521,563)
                                   ==========     ===========    ========    =========






         See notes to audited financial statements and auditors' report

                                      F-7




                           COMPASS ENERGY CORPORATION
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
========================================================================

                                              2002               2001
                                           ----------         ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
-------------------------------------
   Net loss                                $ (132,118)        $ (422,949)
   Adjustments to reconcile net loss to net
   cash used in operating activities:
   Common stock issued for services received   55,000            140,000
   Increase in operating liabilities:
      Accounts payable and accrued expenses    57,256            286,111
                                           ----------         ----------
      NET CASH PROVIDED BY (USED IN)
        OPERATING ACTIVITIES                  (19,862)             3,162
                                           ----------         ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
-------------------------------------
   Outstanding checks in excess
     of bank balance                           16,803                  -
                                           ----------         ----------
      NET CASH PROVIDED BY FINANCING
        ACTIVITIES                             16,803                  -
                                           ----------         ----------

      NET INCREASE (DECREASE) IN CASH
        AND CASH EQUIVALENTS                   (3,059)             3,162
                                           ----------         ----------

CASH AND CASH EQUIVALENTS:
--------------------------
      Beginning of year                         3,173                 11
                                           ----------         ----------
      End of year                          $      114         $    3,173
                                           ==========         ==========







         See notes to audited financial statements and auditors' report

                                      F-8




                           COMPASS ENERGY CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                 ==============================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Background  -  Compass  Energy Corporation (the Company) was organized under the
----------
laws of the State of Georgia on December 11, 1987 under the name of QCL Group, Inc. as a corporation. On July 11, 2001, the Company legally changed its name to Compass Energy Corporation.

The Company previously operated as a seller of petroleum products in the Athens, Georgia area and changed its business strategy subsequent to year end to focus on automobile dealerships in the Georgia area.

Basis  of  Presentation  -  The financial statements included herein include the
-----------------------
accounts of the Compass Energy Corporation prepared under the accrual basis of accounting.

Management's  Use  of  Estimates  -  The  preparation of financial statements in
--------------------------------
conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair  Value  of  Financial  Instruments  -  The  carrying  amounts  of financial
---------------------------------------
instruments including inventory, notes receivable, accounts payable and accrued expenses approximated fair value because of the immediate short-term maturity of these instruments.

Income  Taxes  -  Income  taxes are provided for the tax effects of transactions
-------------
reported in the financial statements and consist of deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting and net operating loss-carry forwards. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The income tax benefit consists of taxes currently refundable due to net operating loss carry back provisions from the federal government. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

                           COMPASS ENERGY CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                 ==============================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT')
-----------------------------------------------------------

Earnings  (Loss)  Per  Share - The  Company reports earnings (loss) per share in
----------------------------
accordance with Statement of Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share assumes the conversion, exercise or issuance of all common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the periods presented. There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share. There were no common stock equivalents excluded from the computation of diluted loss per share.

Stock-Based  Compensation  -  The  Company accounts for stock-based compensation
-------------------------
using the fair value method of Financial Accounting Standard No. 123. Shares issued for services rendered by a third party are recorded at the fair value of the shares issued or services rendered, whichever is more readily determinable. The Company accounts for options and warrants under the same authoritative guidance using the Black-Scholes Option Pricing Model.

Advertising Costs - Advertising costs are expensed as incurred. The Company does
-----------------
not incur any direct-response advertising costs. Advertising expense totaled approximately $99 and $ -0- for the years ended December 31, 2002 and 2001, respectively.

Revenue  Recognition - Revenue  is recognized when inventory is sold and earned.
--------------------

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards
---------------------------
Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the years covered in the financial statements.

                           COMPASS ENERGY CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                 ==============================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT')
-----------------------------------------------------------

Impairment  of  Long-Lived  Assets - The Company evaluates the recoverability of
----------------------------------
its assets in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"("SFAS 144"). SFAS 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such assets relate. SFAS 144 excludes goodwill and intangible assets. When an asset exceeds its expected cash flows, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company adopted the statement on January 1, 2002. No impairments were recognized during the years ended December 31, 2001 and 2002.

Cash  and  Cash  Equivalents - For purposes of the Statements of Cash Flows, the
----------------------------
Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Recent  Accounting  Pronouncements  -  In  July  2001,  the Financial Accounting
----------------------------------
Standards Board issued Statement of Financial Accounting Standards (SFAS) No.143, "Accounting for Asset Retirement Obligations" which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value cannot be made. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect SFAS No. 143 to have a material effect on its financial condition or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 generally establishes a standard framework which to measure impairment of long-lived assets and expands the Accounting Principles Board ("APB") 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" to include a component of the entity (rather than a segment of the business). SFAF No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not expect SFAS No. 144 to have a material effect on its financial condition and cash flows.

                           COMPASS ENERGY CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                 ==============================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT')
-----------------------------------------------------------

Recent  Accounting  Pronouncements  (Cont.) - In June 2002, the FASB issued SFAS
-------------------------------------------
No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" effective for exit or disposal activities initiated after December 31, 2002. The standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force No. 94-3. SFAS No. 146 essentially requires a liability to be recognized and measured initially at its fair value in the period in which the liability is incurred for a cost associated with an exit or disposal activity. The implementation of the pronouncement does not have material effect on its financial condition and cash flows.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others", which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment to SFAS No. 123" ("SFAS No. 148"), which provides alternative methods of transition for companies voluntarily planning on implementing the fair value recognition provisions of SFAS No. 123. SFAS No. 148 also revises the disclosure provisions of SFAS No. 123 to require more prominent disclosure of the method of accounting for stock-based compensation, and requiring disclosure of pro forma net income and earnings per share as if the fair value recognition provisions of SFAS No. 123 had been applied from the original effective date of SFAS No. 123. The Company adopted the disclosure provisions of SFAS No. 148 for the quarters ending after December 15, 2002.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity's activities via voting rights or similar rights. The entity that consolidates the variable interest entity is the primary beneficiary of the entity's activities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and must be applied in the first period beginning after June 15, 2003 for entities in which an enterprise holds a variable interest entity that it acquired before February 1, 2003. The Company plans to adopt this Interpretation in the first quarter of fiscal 2004.

                           COMPASS ENERGY CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                 ==============================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT')
-----------------------------------------------------------

In January 2003, the EITF released Issue No. 00-21, ("EITF 00-21"), "Revenue Arrangements with Multiple Deliveries", which addressed certain aspects of the accounting by a vendor for arrangement under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard will not have an impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not believe that there will be any impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The standard will not impact the Company's financial statements.

                           COMPASS ENERGY CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                 ==============================================

NOTE B - SUPPLEMENTAL CASH FLOW INFORMATION
-------------------------------------------

Supplemental disclosures of cash flow information for the years ended December 31, 2002 and 2001 is summarized as follows:

Cash paid during the period for interest and income taxes:
                                                     2002          2001
                                                  ----------    ----------
          Income Taxes                            $      -0-    $      -0-
          Interest                                $       98    $   22,669

NON-CASH FINANCING ACTIVITES:
-----------------------------
Common stock issued for services rendered         $   55,000    $  140,000
                                                  ==========    ==========

NOTE C - INCOME TAXES
---------------------

The Company has approximately $521,000 of federal net operating losses available that expire in various years through the year 2022. Due to federal tax net operating losses and the inability to recognize an income tax benefit there from; there is no provision for current federal or state income taxes for the years ended December 31, 2002 and 2001.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes. The deferred tax asset attributable to the net operating loss carry forward at December 31, 2002 is $177,000 less a valuation allowance in the amount of approximately $177,000. Because of the Company's lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $45,000 and $143,000 for the years ended December 31, 2002 and 2001, respectively.

The  Company's  total  deferred tax asset as of December 31, 2002 is as follows:

     Net operating loss carry forwards                $  521,000
     Valuation allowance                                (521,000)
                                                      ----------
     Net deferred tax asset                           $       --
                                                      ==========

                           COMPASS ENERGY CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                      ====================================

NOTE C - INCOME TAXES (CONT.)
-----------------------------

The reconciliation of income taxes computed at the federal statutory income tax rate to total income taxes for the years ended December 31, 2002 and 2001 are as follows:

                                                        2002          2001
                                                     ----------    ----------
Income tax computed at the federal statutory rate       34 %          34 %
State income taxes, net of federal tax benefit          -0-%          -0-%
                                                     ----------    ----------
     Valuation allowance                               (34 %)        (34 %)
                                                     ----------    ----------
Net deferred tax asset                                  -0-%          -0-%
                                                     ==========    ==========


NOTE D - GOING CONCERN
----------------------

As shown in the accompanying financial statements, the Company has suffered recurring losses from operations to date. It experienced a loss of $132,118 and $422,949 during 2002 and 2001, respectively, had a net deficiency in equity of $116,369 and a net working capital deficit of $116,369 as of December 31, 2002. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management's plans in regard to this matter are to raise equity capital and seek strategic relationships and alliances in order to increase sales in an effort to generate positive cash flow. Additionally, the Company must continue to rely upon equity infusions from investors in order to improve liquidity and sustain operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


NOTE  E  -  SEGMENT  REPORTING
------------------------------

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires companies to report information about operating segments in interim and annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The Company determined that it did not have any material, separately reportable operating segments as of December 31, 2002.

                           COMPASS ENERGY CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                 ==============================================

NOTE F - EQUITY
---------------

During the year ended December 31, 2001, the Company legally amended its Articles of Incorporation to increase its authorized common shares to 200,000,000 shares with a par value of $.001 per share, increase it's authorized preferred shares to 1,000,000 shares with a par value of $.001 and affect a four for one forward stock split of its common shares. All common share amounts herein have been restated to reflect the forward split as if it took place at the beginning of the period.

During the years ended December 31, 2002 and 2001, 11,000,000 and 14,000,000 common shares were issued to outside consultants and an officer as compensation for services rendered to the Company and valued at the $140,000 and $55,000 fair market value of the services received as determined by a third party source, respectively.

NOTE  G - SUBSEQUENT EVENTS
---------------------------

Subsequent to year-end, the Company acquired 100% of the common stock of a newly created corporation under common directorship. This wholly-owned subsidiary's intention is to conduct automobile dealership operations through acquisitions in the industry.

On October 15, 2003, the Company's aforementioned wholly owned subsidiary entered into an agreement to acquire the assets and assume the liabilities of an unrelated company's automobile dealership operations. The agreement is subject to conditions which must be met by no later than January 15, 2004 including a cash payment of $300,000. The assets consist of the dealer's new vehicles, parts inventory and fixed assets subject to certain purchase price adjustments as set forth in the agreement. No forma income statement information for the dealership business purchase is presented due to the uncertainty of closing.

The primary reason for the acquisition was to achieve the Company's objective of being engaged in the sales of new and used automobiles. The acquisition served its focus of the Company's efforts to capitalize on acquisitions in this industry.

                                    Part III


ITEM 1.     INDEX TO EXHIBITS


ITEM 2.     DESCRIPTION OF EXHIBITS

            2.           Agreement and Plan of Reorganization
                              dated on March 3, 1988.

            3.(i)(a)     Articles of Incorporation filed
                              on October 30, 1986.


                 (b)     Certificate of Amendment filed
                              on April 18, 1988

              (ii)       By-Laws

            4.           Specimen Stock Certificate.

            10.          Rhino Automotive, LLC Purchase Agreement
15

                                    SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.

Dated: December____, 2003


                                            COMPASS ENERGY CORPORATION


                                            /s/ Peter Iodice
                                            ----------------------------
                                            Peter Iodice,  President